UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Far Point Acquisition Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30734W208

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Far Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS Cloudbreak Aggregator LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,692,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,692,500 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,692,500 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30734W208

1	NAME OF REPORTING PERSONS David W. Bonanno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,700
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Far Point Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 175 Varick Street, New York, New York 10014.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Far Point LLC, a Delaware limited liability company (the “Sponsor”), Cloudbreak Aggregator LP, a Cayman Islands exempted limited partnership (“Cloudbreak”), Daniel S. Loeb (“Mr. Loeb”) and David W. Bonanno (“Mr. Bonanno” and, together with the Management Company, the Sponsor, Cloudbreak and Mr. Loeb, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 390 Park Avenue, 19th Floor, New York, New York 10022.

(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company. The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with its initial public offering (“IPO”) and potential business combination. The principal business of Cloudbreak is to act as an aggregator for the Funds to invest and trade in securities. Mr. Bonanno is the Chief Financial Officer and a director of the Issuer and a Managing Director of the Management Company where he is responsible for analyzing private investment opportunities across a broad range of industries including Fintech, financial services, telecommunications, energy and real estate.

(d) (e) During the last five years, none of the Reporting Persons nor Third Point Advisors III L.L.C. (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb and Mr. Bonanno are citizens of the United States of America.

The general partner of Cloudbreak is Third Point Advisors III L.L.C. a Delaware limited liability company. The principal business of Third Point Advisors III L.L.C. is to act as general partner of partnerships formed by or on behalf of the Management Company and its affiliates to invest and trade in securities and its principal business address is 390 Park Avenue, 19th Floor, New York, New York 10022.

Item 3. Source and Amount of Funds or Other Consideration

The Sponsor acquired the Founder Shares (as defined below) in exchange for a capital contribution of $25,000, such funds were derived from available working capital of the Sponsor. The Funds expended $40,000,000 of their own investment capital to acquire the Units (as defined below) reported herein as being held on their behalf. Mr. Bonanno purchased 65,700 Units for a total of $657,000 using personal funds.

The Reporting Persons and Funds may effect purchases of shares of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase securities.

Item 4. Purpose of Transaction

Founder Shares

In connection with the organization of the Issuer, 11,500,000 shares of Class B common stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated March 16, 2018 between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. On May 18, 2018, the Sponsor transferred 40,000 Founder Shares to each of the independent director nominees of the Issuer, at the original per share purchase price. In June 2018, the Issuer effected two stock dividends, the first for 0.25 share per share, and the second for 0.1 share per share, aggregating 0.375 share of Class B common stock for each share of Class B common stock outstanding prior to the initial dividend. Following the stock dividends in June 2018, each of the independent director nominees retransferred 15,000 shares to the Sponsor, resulting in the Sponsor holding 15,692,500 Founder Shares. As described in the Issuer’s registration statement on Form S-1 (File No. 333-225093) under the heading “Description of Securities—Founder Shares”, the shares of Class B common stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and has no expiration date.

Cloudbreak is the managing member of the Sponsor. Mr. Thomas W. Farley, chief executive officer of the Issuer, is also a member of the Sponsor. Mr. Farley has a pecuniary interest in securities of the Issuer through his ownership of a membership interest in the Sponsor. As a member of the Sponsor, Mr. Farley also has certain consent rights with respect to the voting of the Founder Shares held by the Sponsor.

Units

On June 14, 2018, in connection with the Issuer’s IPO, Third Point Ventures LLC, acquired, on behalf of the Funds, 4,000,000 units (“Units”) of the Issuer at $10.00 per Unit and Mr. Bonanno acquired 65,700 Units. Each Unit consists of one share of Class A Common Stock and one-third of one warrant, each whole warrant entitling the holder to purchase one share of Class A Common Stock at $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated June 11, 2018). The warrants will become exercisable on the later of 30 days after the completion of the issuer’s initial business combination or 12 months from the closing of the IPO. The warrants will expire five years after the completion of the issuer’s initial business combination or earlier upon redemption or liquidation.

Private Placement Warrants

Simultaneously with the closing of the IPO, pursuant to the Second Amended and Restated Private Placement Warrants Purchase Agreement, the Sponsor acquired 9,766,667 warrants (the “Private Placement Warrants”) at a purchase price of $1.50 per Private Placement Warrant. The Private Placement Warrants are identical to the Warrants sold as part of the Units in the IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of the Issuer’s initial business combination. The Private Placement Warrants are also not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferee. The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018 (and is incorporated by reference herein as Exhibit 5).

Forward Purchase Shares

Cloudbreak has entered into a forward purchase agreement with the Issuer that provides for the purchase by Cloudbreak of shares of Class A Common Stock (“forward purchase shares”) for $9.50 per forward purchase share in a private placement that will close simultaneously with the closing of the Issuer’s initial business combination. The actual number of forward purchase shares to be purchased will be a number of shares (rounded up to the nearest whole share) equal to (A) the excess of the number of shares of Class A Common Stock that are redeemed from holders in connection with the Issuer’s initial business combination (which redemptions are not revoked prior to the date of such initial business combination) over 20,000,000, multiplied by (B) a fraction, the numerator of which is $10.00 and the denominator of which is $9.50. The forward purchase shares are identical to the shares of Class A Common Stock included in the Units, except that the forward purchase shares are subject to transfer restrictions and certain registration rights. The summary of such forward purchase agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 22, 2018 (and is incorporated by reference herein as Exhibit 6).

As reported in the Issuer’s audited balance sheet filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on June 20, 2018, the Sponsor has agreed to loan the Issuer an aggregate of $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable on the earlier of December 31, 2018 or the completion of the IPO. As of June 14, 2018, in addition to the fully outstanding Note, the Sponsor advanced $40,276 to the Issuer to cover for expenses.

The securities of the Issuer owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Issuer securities from time to time (including pursuant to various agreements between the Issuer and the Reporting Persons described in this Schedule 13D) and, subject to certain restrictions, may dispose of any or all of such securities at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

In addition to discussions with the Issuer’s board of directors and management team, the Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers or other persons. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. In addition, as a member of the board of directors of the Issuer, Mr. Bonanno will be involved in reviewing transactions that may result in a business combination.

Item 5. Interest in Securities of the Issuer

(a) –(b) Except as set forth below, the aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Persons on the basis of a total of 79,062,500 shares of common stock outstanding, including 63,250,000 shares of Class A Common Stock and 15,812,500 shares of Class B Common Stock as reported in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on June 20, 2018) are as follows:

i.	Far Point LLC and Cloudbreak Aggregator LP

The Sponsor and Cloudbreak may be deemed to beneficially own 15,692,500 shares of Class A Common Stock as a result of the Sponsor’s ownership of 15,692,500 Founder Shares which automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as described in this Schedule 13D. This ownership represents 19.9% of the Issuer’s Class A Common Stock. The Sponsor and Cloudbreak share voting and dispositive power over such shares with the Management Company and Mr. Loeb.

ii.	Management Company and Daniel S. Loeb

The Management Company and Mr. Loeb may be deemed to beneficially own an aggregate of 19,692,500 shares of Class A Common Stock, consisting of the 15,692,500 Founder Shares described above that were issued to the Sponsor and 4,000,000 shares of Class A Common Stock included in the Units purchased in the IPO and held on behalf of the Funds by Third Point Ventures LLC. This ownership represents 24.9% of the Issuer’s Class A Common Stock outstanding. Each of the Management Company and Mr. Loeb may be deemed to share voting and dispositive power over the shares held on behalf of the Funds and by the Sponsor.

iii.	David W. Bonanno

Mr. Bonanno beneficially owns 65,700 shares of Class A Common Stock as a result of his ownership of 65,700 Units. This ownership represents 0.1% of the Issuer’s Class A Common Stock based on 63,250,000 shares of Class A Common Stock outstanding as reported in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on June 20, 2018. Mr. Bonanno has the sole voting and dispositive power over such shares of Class A Common Stock.

(c) None of the Reporting Persons has effected any transactions in the Issuer’s Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Other than (i) the Funds, (ii) Third Point Ventures LLC which directly holds the Units of the Issuer on behalf of the Funds, (iii) Mr. Farley as a result of his ownership of a membership interest in the Sponsor, and (iv) except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of securities reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on March 16, 2018, 11,500,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that 1,500,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On May 18, 2018, the Sponsor transferred 40,000 Founder Shares to each of the independent director nominees of the Issuer, at the original per share purchase price. In June 2018, the Issuer effected two stock dividends, the first for 0.25 share per share, and the second for 0.1 share per share, aggregating 0.375 share of Class B common stock for each share of Class B common stock outstanding prior to the initial dividend. Following the stock dividends in June 2018, each of the independent director nominees retransferred 15,000 shares to the Sponsor, resulting in the Sponsor holding 15,692,500 Founder Shares. On June 14, 2018, the underwriter of the IPO exercised such overallotment option in full. As a result, such Founder Shares are no longer subject to forfeiture.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 22, 2018 (and is incorporated by reference herein as Exhibit 4).

Equity Participation Agreement between the Issuer and the Management Company

On June 11, 2018, the Issuer and the Management Company, on behalf of itself and the Funds entered into an equity participation agreement (the “Equity Participation Agreement”). Pursuant to the Equity Participation Agreement, if, in connection with or prior to the closing of the Issuer’s initial business combination, the Issuer proposes to raise additional capital by issuing any equity securities, or securities convertible into, exchangeable or exercisable for equity securities, other than the Units offered by the Issuer in its IPO (and their component shares of the Issuer’s Class A Common Stock, and one-third of one redeemable warrant, where each whole redeemable warrant is exercisable to purchase one class A share at an exercise price of $11.50 per share) and certain excluded securities, the Issuer shall first make an offer of 75% of such securities to the Management Company.

The description of the Equity Participation Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018 (and is incorporated by reference herein as Exhibit 7).

Registration Rights Agreement

On June 11, 2018, in connection with the IPO, the Issuer, the Sponsor and the Management Company entered into a registration rights agreement, pursuant to which the Holders (as defined therein) are entitled to make up to four demands that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until the securities covered thereby are released from their lock-up restrictions. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018 (and is incorporated by reference herein as Exhibit 8).

Insider Letter

On June 11, 2018 the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers (the “Insiders”). Pursuant to the Letter Agreement, the Sponsor, Mr. Bonanno and the other Insiders have agreed that if the Issuer seeks stockholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor, Mr. Bonanno and the other Insiders have agreed not to transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provided exceptions pursuant to which the Reporting Persons could transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Pursuant to the Letter Agreement, the Sponsor, Mr. Bonanno and the other Insiders have also agreed not to propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not complete a initial business combination within 24 months (subject to a three month extension if a letter of intent, agreement in principle or definitive agreement has been executed) from the closing of the IPO. Under the Letter Agreement, the

Sponsor, Mr. Bonanno and the other Insiders also agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 24 months from the closing of its IPO unless the Issuer provides its public stockholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor and the Issuer’s directors and officers agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018 (and is incorporated by reference herein as Exhibit 9).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement, dated as of June 25, 2018.

2	Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Joshua L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.

3	Power of Attorney, granted by David W. Bonanno in favor of William Song and Joshua L. Targoff, dated June 12, 2018 that was previously filed with the SEC on June 13, 2018, as Exhibit 99.1 to the Form 3 filed by David W. Bonanno and is incorporated herein by reference.

4	Securities Subscription Agreement, dated March 16, 2018, between the Issuer and Far Point LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 22, 2018).

5	Second Amended and Restated Private Placement Warrants Purchase Agreement, dated June 11, 2018, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018).

6	Forward Purchase Agreement, dated May 18, 2018, between the Registrant and Cloudbreak Aggregator LP (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 22, 2018).

7	Equity Participation Agreement, dated June 11, 2018, by and among the Issuer and Third Point LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018).

8	Registration Rights Agreement, dated June 11, 2018, by and between the Issuer, Far Point LLC and the holders party thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018).

9	Letter Agreement, dated June 11, 2018, by and among the Issuer, its officers, directors and Far Point LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 15, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

Date: June 25, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

Date: June 25, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

CLOUDBREAK AGGREGATOR LP

By: Third Point LLC, its investment manager

By: Daniel S. Loeb, Chief Executive Officer

Date: June 25, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

FAR POINT LLC

By: Cloudbreak Aggregator LP, its managing member

By: Third Point LLC, its investment manager

By: Daniel S. Loeb, Chief Executive Officer

Date: June 25, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DAVID W. BONANNO

Date: June 25, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact